					EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended
(in thousands)	March
	2005		2004
Including Interest on Deposits:

Fixed charges:
Total interest expense	$37,513		$31,940
Interest portion of rent expense	200		194
Fixed charges including interest on deposits	$37,713		$32,134

Earnings:
Net income	$17,307		$16,299
Income taxes	7,687		6,872
Fixed charges, as above	37,713		32,134
Earnings for purposes of calculation	$62,707		$55,305

Ratio of earnings to combined fixed charges including
interest on deposits	1.66	x	1.72	x

Excluding Interest on Deposits:

Fixed charges:

Total interest expense excluding interest on deposits	$22,325		$18,903
Interest portion of rent expense	200		194
Fixed charges excluding interest on deposits	$22,525		$19,097

Earnings:
Net income	$17,307		$16,299
Income taxes	7,687		6,872
Fixed charges, as above	22,525		19,097
Earnings for purposes of calculation	$47,519		$42,268

Ratio of earnings to combined fixed charges excluding
interest on deposits	2.11	x	2.21	x